NO ACT

PE
2-12-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




10011716

April 12, 2010

John T. McKenna
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155



Received SEC
APR 1 2 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-12-10

Re: PetSmart, Inc.
Incoming letter dated February 12, 2010

Dear Mr. McKenna:

This is in response to your letter dated February 12, 2010 concerning the shareholder proposal submitted to PetSmart by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated February 25, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Susan L. Hall
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

April 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PetSmart, Inc.
Incoming letter dated February 12, 2010

The proposal requests the board to require that company suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law."

There appears to be some basis for your view that PetSmart may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain the meaning of "the law" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if PetSmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PetSmart relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

February 25, 2010

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington, DC 20549

Via e-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for inclusion in the 2010 Proxy Statement of PetSmart, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated February 12, 2010, submitted to the Staff by PetSmart, Inc. ("PetSmart" or "the company"). The company seeks to exclude a shareholder proposal submitted by PETA based on Rules 14a-8(i)(7), 14a-8(i)(5), and 14a-8(i)(3).

For the reasons that follow, PETA requests that the Staff recommend enforcement action if the proposal is omitted from the proxy materials.

I. The Proposal Does Not Involve Ordinary Business Under Rule 14a-8(i)(7).

The proposal requests "the Board of Directors to require that its suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of the law." (No Action Ltr., p. 3) As such, PetSmart asserts that the proposal falls within the ambit of Rule 14a-8(i)(7) and should be excluded.

The company argues that there is precedent for omitting "a proposal that interferes with a company's business relationship with suppliers ...." Furthermore, PetSmart asserts that even though the proposal "concerns the humane treatment of animals (a significant social issue) ..." that aspect of the resolution is trumped by the ordinary business concern of selecting suppliers. (No Action Ltr., p. 3 and 6)

PETA's proposal goes beyond ordinary business concerns, as even PetSmart cannot avoid acknowledging. As the Staff has consistently recognized, a resolution that focuses on "sufficiently significant social policy issues ... generally would not be considered to be excludable, because the [proposal] would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* Exchange Act Release No. 40018 (May 21, 1998). As noted in Staff Legal Bulletin No. 14A (July 12, 2002),

> The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters." [Citing to *Transamerica Corporation* (Jan 10, 1990) and *Aetna Life and Casualty Company* (Feb. 13, 1992)]

The proposal under review has as its essence important public policy issues relating to animal welfare and the cessation of procuring sentient animals from documented animal abusers.[1] These are issues with important ethical implications and are matters that have invoked widespread public concern.

The proposal under review is similar to those reviewed in *3M Co.* (avail. Feb. 22, 2005), *Wyeth* (avail. Feb. 4, 2004), *Wendy's Int'l* (avail Feb. 8, 2005), *Hormel Foods Corp.* (avail. Nov. 10, 2005), *Woolworth Corp.* (avail. April 11, 1991)—each was fundamentally concerned with improving animal welfare and eliminating animal abuse, pain, and suffering. Those are precisely the public policy objectives that the resolution encourages the Board to accomplish by restricting the company from acquiring live animals from suppliers who disregard the laws designed to protect those animals.

II. The Proposal Is Not Excludable Under Rule 14a-8(i)(5).

Although PetSmart claims that animal sales account for less than 5 percent of PetSmart's total revenue, live-animal sales and the presence of live animals in stores are considered by the pet industry to be instrumental in boosting the sales of lucrative products such as pet food, pet supplies, pet services, and pet luxury items. Former PETCO CEO Brian Devine asserted that "you sell five times as much of the hard goods as you do without the live stock." (*California CEO*, January 1, 2002) In short, the sale of live animals is intricately intertwined with and cannot be subtracted from the sale of PetSmart products at large.

By drawing in store traffic and committing customers to years of supply and service needs, the financial implications of the sale of animals extend far beyond the purchase price and obviously have a significant impact on all other portions of the business. Accordingly, exclusion under Rule 14a-8(i)(5) fails because of—to quote from PetSmart—"the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and of the nation's public policy against 'unnecessary cruelty to animals.'" (No Action Ltr. p. 10; citation omitted) Accordingly, the proposal is not subject to exclusion under Rule 14a-8(i)(5).

III. The Proposal Contains Neither Materially False Nor Misleading Statements.

Staff Legal Bulletin No. 14B (Sept. 15, 2004) addresses specifically the scope and application of Rule 14a-8(i)(3)'s prohibitions against false and misleading proposals. Staff Legal Bulletin No. 14B recounts the Staff's history of dealing with Rule 14a-8(i)(3) challenges. Initially, under SLB No. 14, the Staff's position allowed a shareholder to revise a resolution to correct minor defects under the Rule. As noted in SLB No. 14B, that practice produced undesirable effects.

---

[1]PetSmart suggests that the proposal "does not indicate which laws are at issue" and therefore suffers from "vagueness." (No Acton Ltr. p. 5) The laws at issue are impliedly laws governing the treatment and welfare of animals.

> Unfortunately, our discussion of rule 14a-8(i)(3) in SLB No. 14 has caused the process for company objections and the staff's consideration of those objections to evolve well beyond its original intent. The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety.
>
> . . .
>
> Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. (SLB No. 14B)

The Staff went on the detail those circumstances in which supporting statements cannot be omitted. Those include objections to the following: i) factual assertions that are not supported; ii) factual assertions that are disputed; iii) factual assertions that may be interpreted unfavorably to the company; or iv) statements that represent the opinion of the proponent or a referenced source, but not identified as such.

Staff Legal Bulletin No. 14B concludes with the following declaration: "We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements in opposition."

PETA can and will (if invited to do so), support with documented evidence every fact asserted in its Supporting Statement. However, PETA sees no benefit in taking up the Staff's time and resources on this point when the SEC's position has been clearly articulated.

Conclusion
For the foregoing reasons, we respectfully request that the Staff advise PetSmart that it will recommend enforcement action if the company fails to include PETA's proposal in its 2010 Proxy Statement. Please feel free to contact me if you have any questions or require further information. I can be reached directly at 202-641-0999 or shall@fairchild.com.

Very truly yours,



Susan L. Hall
Counsel

SLH/pc

cc: John T. McKenna, Esq. (via e-mail: jmckenna@cooley.com)



JOHN T. MCKENNA
(650) 843-5059
jmckenna@cooley.com

February 12, 2010

VIA EMAIL: *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PetSmart, Inc. (File No. 000-21888)
Stockholder Proposal from People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, PetSmart, Inc. (the "***Company***"), to omit from its proxy statement and form of proxy for the Company's 2010 Annual Meeting of Stockholders (collectively, the "***2010 Proxy Materials***") a stockholder proposal and statements in support thereof (collectively the "***Proposal***") received from People for the Ethical Treatment of Animals (the "***Proponent***"). The Proposal requests the Board of Directors to require that its suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of the law. The Proposal is attached hereto as **Exhibit A.**

This is the fourth stockholder proposal submitted by the Proponent to the Company since 2006. Prior proposals submitted by the Proponent include:

- *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal to prepare report regarding ending the sale of birds excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations (i.e., sale of particular goods));
- *PetSmart, Inc.* (avail. Mar. 28, 2008) (proposal to implement pet care policies excludable under Rule 14a-8(i)(10) as the proposal had already been substantially implemented by the Company); and
- *PetSmart, Inc.* (avail. Apr. 8, 2009 (proposal to produce a report by December 2009 on the feasibility of PetSmart phasing out the sale of live animals by 2014 excludable under 14a-8(i)(7) as relating to Company's ordinary business operations (i.e., sale of particular goods)).

On behalf of our client, we hereby notify the Division of Corporation Finance of the Securities and Exchange Commission (the "***Commission***") of the Company's intention to omit the Proposal from its 2010 Proxy Materials on any one or all of the bases set forth below, and we respectfully request the staff of the Commission (the "***Staff***") to concur in our view that:

- The Proposal is excludable under Rule 14a-8(i)(7), because the Proposal deals with matters related to the Company's ordinary business operations;
- The Proposal is excludable under Rule 14a-8(i)(5), because it relates to operations which account for less than 5 percent of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business; and
- The Proposal is excludable under Rule 14a-8(i)(3), because it contains materially false or misleading statements.

In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2010 Proxy Materials. The Company intends to file its definitive 2010 Proxy Materials on or about May 3, 2010. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive materials and form of proxy with the Commission. Pursuant to Staff Legal Bulletin No. 14D (CF) "Shareholder Proposals" (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to *shareholderproposals@sec.gov*.

OPENING STATEMENT

The Company is the nation's leading retail supplier of products, services, and solutions for the lifetime needs of pets. An integral part of its business is selecting and retaining various suppliers and selecting the type of products, including certain small animals, and services to be offered at its retail stores. The Company sells small animals such as birds, small rodents, reptiles and fish. Rather than engaging in the sale of dogs and cats, the Company has instead focused its efforts in working with local organizations to facilitate the adoption of dogs and cats.

The Company is dedicated to the proper and loving treatment of the animals in its care and that of its suppliers. Since 1997, the Company's Vet Assured program has provided a comprehensive veterinarian developed and supervised care program that includes standards for, and the monitoring of, the breeding, care and transportation practices and policies of the Company's pet suppliers, the conduct of examinations by trained associates of all pets before they are offered for sale, and the expert care of pets while in the Company's pet superstores. The polices and procedures also include care guides to ensure pets are provided proper diets and environmental conditions. The Company works diligently to care for the animals in its stores and considers pet care fundamental to its corporate mission. All managers are annually asked to sign an acknowledgement regarding pet care and safety in the Company's pet superstores. The Company routinely reviews and revises its pet care policies and procedures. The Company also offers a toll free telephone number for customers to use and investigates all reports involving the mistreatment of pets in accordance with its policies and procedures.

As stated in the Company's Code of Ethics & Business Conduct "Caring for pets is fundamental to who we are, and each of us is responsible to meet and maintain our high standards for humane pet care and treatment. PetSmart believes it is unacceptable for even one pet, in even one PetSmart store, to receive the wrong kind of care or inadequate care."

In addition, since it was founded by the Company in 1994, PetSmart Charities, Inc. ("***PetSmart Charities***") has donated over $100 million to animal welfare agencies. PetSmart Charities has won multiple four-star ratings (the highest) from Charity Navigators. Even the Proponent's own prior statements contradict its inference the Company is not a leader in animal care. In its previous stockholder proposal for submission in the Company's 2006 proxy statement, the Proponent commended the Company for being "a humane industry leader."

The Proponent has focused its supporting statement on an undercover investigation conducted by the Proponent at U.S. Global Exotics of Arlington, Texas in 2009, which as discussed in Section III hereof contains many materially false, misleading and inflammatory statements in violation of the Commission's proxy rules. The Company respectfully advises the Staff that it does not have any direct dealings with U.S. Global Exotics and has not purchased any live animals from U.S. Global Exotics. However, a small number of the Company's primary vendors have had limited dealings with U.S. Global Exotics. Based upon published news reports the Company understands that U.S. Global Exotics has been closed since government authorities confiscated all the animals at U.S. Global Exotics on December 15, 2009. PetSmart Charities has provided a financial grant of $10,000 to the Texas SPCA to help defray expenses associated with the rescue and care of these unfortunate animals and reptiles.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because it encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal requests that "the Board of Directors require that [the Company's] suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of the law." To be clear, the Proposal seeks to have the Company create and enforce a new policy relating to the selection by its suppliers of distributors with whom the Company has ***no*** business relationship. Further, the policy would relate to violations of ***any*** law. The Company purchases small animals from a variety of suppliers who in turn purchase such small animals from a variety of distributors and other third-parties. As more fully explained below, there is strong precedent that a stockholder proposal that interferes with a company's business relationship with suppliers may be properly omitted from proxy materials for interfering with a company's ordinary business operations. The power of this precedent should be even stronger when a proposal seeks to interfere with such relationship not because of any alleged misconduct or wrongdoing by the suppliers themselves, but by a distributor further down the supply chain with no direct relationship to the company that is the subject of the proposal.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Commission Release No. 34-40018 (May 21, 1998) (the "***1998 Release***"). The *1998 Release* further states two central considerations underlie this policy. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" they are not proper subjects for shareholder proposals. Examples of such tasks cited by the Commission were "management of workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the ***retention of suppliers***." See *1998 Release* (emphasis added). The second policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal directly affects the Company's ordinary business operations and "micro-manages" the Company's business functions by enabling shareholder control over the selection of, and relationship with, suppliers. The discretionary authority to select suppliers should reside with the Company's management, not its shareholders. The Proposal infringes on the Board's and management's ability to control the day-to-day operations of the Company and thus the Proposal is excludable as ordinary business.

A. The Proposal Would Require the Company to Bar its Suppliers from Purchasing Animals from Certain Third Parties, Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

The Company is the nation's leading retail supplier of products, services, and solutions for the lifetime needs of pets. An integral part of its business is selecting and retaining various suppliers. The ability to make decisions as to the Company's "retention of suppliers" requires business judgment regarding allocation of corporate resources and thus is an example of an ordinary business matter so "fundamental to management's ability to run a company on a day-to-day basis" that it should not be subject to direct shareholder oversight. See *1998 Release*. The Company's management is better equipped than its shareholders, who meet only once each year, to deal with these complex decisions and relationships.

The Staff has consistently taken the position that shareholder proposals regarding the selection of suppliers may be omitted from the issuer's proxy materials pursuant to Rule 14a-8(i)(7) because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." See Release No. 34-12999 (November 22, 1976). In *Wal-Mart Stores, Inc.* (April 10, 1991) ("***Wal-Mart II***"), the Staff granted no-action relief with respect to a proposal requesting a report on the company's efforts to give purchasing preference to suppliers owned by minority and female-owned businesses. In *Wal-Mart Stores, Inc.* (avail. March 15, 1999) ("***Wal-Mart I***"), *Kmart Corporation* (avail. March 12, 1999) ("***Kmart***") and *The Warnaco Group, Inc.* (avail. March 12,

1999) ("***Warnaco***") the Staff found excludable proposals requesting reports on the companies' actions to ensure they do not purchase from suppliers who manufacture items using forced labor, convict labor and child labor ruled excludable by the Staff. Similarly, in *Xerox Corp.* (avail. Feb. 29, 1996) and *Nike, Inc.* (avail. July 10, 1997) the Staff allowed the omission of shareholder proposals relating to a report to shareholders on adherence to human rights and labor practices by major overseas suppliers, affiliates and subsidiaries and implementation of compliance mechanisms such as certification, inspection and/or monitoring processes. Similar attempts to exert influence over purchasing decisions have also been found to be excludable. In *Hormel Foods Corp.* (avail. November 19, 2002) and *Seaboard Corporation* (avail. March 3, 2002) the Staff granted no-action relief and held that a proposal requesting a report on the use of antibiotics by meat suppliers was excludable as an ordinary business matter.

The Proposal is a more serious intrusion into management's right to control the retention of suppliers than the above proposals as rather than simply seeking reports on supplier practices, the Proposal seeks to have the Company impose a requirement on its suppliers that they disengage with distributors who "have violated or are under investigation for violations of the law." The Proposal, like the above proposals, seeks to influence a company's management through specifying a purchasing preference for particular suppliers based on unique characteristics of the suppliers, namely those that will not do business with third-party distributors who violate or are under investigation for violating the law. While the Proposal does not indicate which laws are at issue, presumably by the supporting statement the Proponent means the laws governing the treatment of animals. However, the Company respectfully submits to the Staff that as the Proponent has not stated which laws it is referring to the vagueness of the Proposal serves as further grounds for its exclusion. Please see Section III below.

The Company is aware of the Staff's position concerning the inclusion of stockholder proposals that have ethical or social significance. The Staff has found that some of the issues that raise a "significant social policy issue" include: (i) animal testing, *see 3M Co.* (avail. Feb. 22, 2005); *Wyeth* (avail. Feb. 4, 2004); and (ii) food safety and the inhumane killing of animals, *see Wendy's Int'l, Inc.* (avail. Feb. 8, 2005) and *Hormel Foods Corp.* (avail. Nov. 10, 2005).

It is important to note that the mere fact that the Proposal is tied to a social issue does not overcome the fact that the Proposal, as discussed above, deals with tasks that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to "micro-manage" the Company by probing too deeply into business decisions and relationships upon which shareholders are not equipped to render decisions. *See, e.g., Pfizer* (avail. Jan. 28, 2005) ("***Pfizer***") (proposal prohibiting the company from making donations which contribute to animal testing was excludable). Even if requiring the Company to attempt to bar its suppliers from purchasing animals for sale from distributors that have violated laws governing the treatment of animals is deemed to involve a significant social policy issue, the Proposal nevertheless is excludable with respect to the Company because it implicates the Company's ordinary business operations as they relate to the selection and retention of suppliers. In addition, the social policy issue identified by the Proponent is too far removed from the Company's control to be a proper focus of a proposal. As mentioned above, PetSmart's policy is to set high standards for and monitor the breeding, care and transportation practices and policies of its pet suppliers. However, it is unrealistic and impractical to expand PetSmart's role to the monitoring of distributors with whom it has no relationship. Accordingly, the Company believes that the Proposal does not "transcend the day-to-day business matters" in the manner contemplated by the *1998 Release* and is properly excludable under Rule 14a-8(i)(7).

The Staff has consistently held that a proposal may be excludable in its entirety when it addresses both ordinary business matters and significant social policy issues. See, e.g., *Wal-Mart I, Kmart* and *Warnaco*. The Proposal, like the proposal in these lines of letters should be excludable pursuant to Rule 14a-8(i)(7) because the Proposal similarly relates to a social policy issue of clear significance, but also pertains to an overarching ordinary business matter. Just as the excludable proposal in *Wal-Mart I, Kmart* and *Warnaco* pertained to the human rights of the employees of the companies' suppliers (a significant social issue) and the retention of the companies' suppliers (an ordinary business matter), the Proposal concerns the humane treatment of animals (a significant social issue) and the retention of suppliers (an ordinary business matter). Consequently, like the proposal in *Wal-Mart I, Kmart* and *Warnaco*, the great impact that the Proposal would have on the Company's supplier decisions and, as stated above, the Company's inability to directly influence distributors who may sell to its suppliers but with whom PetSmart does not have a relationship, presents a compelling argument that the entire Proposal should be excludable.

In contrast, the Staff found in *Chipotle* (avail. February 20, 2008) ("***Chipotle***") that a proposal from the Proponent designed to encourage the Chipotle board of directors to give purchasing preference to food suppliers that use controlled-atmosphere killing was not excludable. In essence, the Staff appears to have concluded that a proposal that implicates animal treatment issues by direct suppliers of a company's primary products may, in certain circumstances, not be excludable under Rule 14a-8(i)(7). However, the Proposal at hand is easily distinguishable from *Chipotle* and similar requests for no action, as it does not focus on alleged misconduct by direct suppliers to PetSmart, nor on a primary product of the Company. The Proposal seeks to address actions of distributors that may sell to a PetSmart supplier but with whom PetSmart has no direct relationship, and deals with the sale of live animals, which account for less than 5% of the Company's total assets and less than 5% of its net earnings and gross sales for its most recent fiscal year as discussed in Section II below. In addition, unlike *Chipotle*, which was framed in terms of "encouragement", the Proposal at hand is a "request" to the Company's board of directors to take action to have the Company attempt to bar its suppliers from doing business with distributors who are "under investigation" or have been determined to have violated the law, not just require a "purchasing preference".

Furthermore, the treatment of live animals held for sale as pets is governed by local, state and federal law, rule and regulation. Governmental authorities are charged with enforcing such laws, rules and regulations, not private industry participants. The Proposal would seek to have PetSmart end relationships with suppliers who may themselves be abiding by the law and by PetSmart's stringent policies for the treatment of animals, but who do not end relationships with distributors who are "under investigation," and could have the effect of unfairly penalizing these suppliers, and also indirectly penalizing distributors who are subsequently determined to have not violated the law. In addition, the Proposal seeks in effect a permanent bar on transactions with distributors who are determined to have violated ***any*** law, not just laws related to the treatment of animals. The Company respectfully submits that it is the responsibility of local, state and federal law, rule and regulation, to provide such prohibitions, not the Company. To allow the inclusion of the Proposal at hand would serve as broad precedent that proposals requiring companies to end business relationships not only with third parties who have violated the law (any law or specific laws) or are under investigation of such violation (which would itself constitute broad new precedent), but also with suppliers who in turn have such relationships, something that would be very difficult for a company to know or to monitor, are an acceptable matter for stockholder action. The Company believes that this type of precedent would directly conflict with the *1998 Release.*

Decisions on the retention of suppliers form the basis of the daily and ordinary business operations of every company, not just PetSmart. PetSmart's selection and retention of its suppliers involve a number of fundamental considerations, including, but not limited to, ability to supply certain quantities of product, quality of products and/or services, competitive pricing, distribution, location, working conditions, and of course the ability to engage in lawful business transactions. These considerations are an integral part of the Company's daily ordinary business operations and are not matters which should be subject to direct shareholder oversight. The Proposal seeks to control the Company's selection of suppliers and in turn the suppliers' selection of their distributors. To allow stockholders to dictate who the Company may retain as a supplier would substitute their opinion for the judgment of the directors. This judgment is precisely the type which Rule 14a-8(i)(7) is intended to address.

B. The Proposal Seeks to Micro-manage the Company.

The Staff has permitted the exclusion of proposals that seek to "micro-manage" a company. As expressly stated in the *1998 Release* and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. See *Pfizer*. Likewise, proposals which provide stockholders with the ability to second-guess management's decisions regarding ordinary business decisions, such as the selection and retention of suppliers, constitute an attempt to "micro-manage" a company. See *Wal-Mart I, Wal-Mart II, Kmart* and *Warnaco.* Stockholder control over the selection of suppliers and their distributors infringes on the board of directors and management by inhibiting their ability to engage in tasks fundamental to running a business.

C. The Proposal Seeks to Second-Guess the Company's Management in Requesting the Creation and Enforcement of a Supplier Policy and Thus is Excludable as Involving the Company's Ordinary Business Operations.

As expressly stated in the *1998 Release* and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. See, e.g., *Pfizer* (proposal requiring that the company make no more donations or contributions designed to promote animal testing deemed excludable). Likewise, proposals which potentially provide stockholders with an ability to second-guess management's decisions regarding ordinary business decisions constitute an attempt to interfere with the day-to-day conduct of ordinary business operations. In the matter at hand, the Proposal requires the Board to ". . . require that its suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of the law." Not only would the plan address the Company's general business strategies and operations which are generally excluded, see *General Electric Co.* (avail. Jan. 7, 2005) (proposal requiring the board of directors of the company to review certain management was excludable) and *General Electric Co.* (avail. Feb. 3, 2005) (proposal relating to the elimination of jobs and relocation of jobs to offshore was excludable), but the Proposal would also offer stockholders of the Company an opportunity to second-guess the decisions of the Company's management. As discussed more fully below, the Proposal requests a course of action that would avoid an alleged risk to the Company's reputation regarding its selection and retention of suppliers. Even though the Company's stockholders are not expressly given the right to evaluate the risk, by using the argument of potential risk to stockholders in its supporting statement, the Proposal invites stockholders to second-guess management in decisions about the Company's ordinary business operations. On that basis it may be excluded.

D. The Supporting Statement Implies the Company has Failed to Be a Leader in Protecting and Ensuring the Proper Care and Treatment of the Animals it Sells and that such Failure Puts the Company and its Stockholders at Risk, Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

Proposals which pertain to the evaluation of risk have been found to involve a company's ordinary business operations, and are thus properly omitted pursuant to Rule 14a-8(i)(7). In the matter at hand, one of the Proponent's arguments is based on the potential damage to the reputation of the Company. The Proponent believes PetSmart's selection of suppliers runs contrary to its motto "we love to see happy, healthy pets". The Proponent states, without providing factual foundation, that issues regarding PetSmart's supply chain have resulted in negative media attention and public outcry. A recent search though on Google, reveals that most of the negative media attention and public outcry have been from the Proponent itself. Nonetheless, the evaluation of risks related to damage to reputation is a fundamental part of ordinary business operations, and is best left to management and the Board. *See, e.g., Newmont Mining Corp.* (avail. Feb. 4, 2004) (proposal requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities excludable on the basis that it pertained to the "evaluation of risk"). *See also, Weatherford International Ltd.* (avail. Feb. 25, 2005) (proposal for the disclosure of the impact of a past reincorporation of the company excludable as an evaluation of items relating to its ordinary business operations); *Dow Chemical Co.* (avail. Feb. 13, 2004) (proposal requesting a report on certain toxic substances excluded as relating to the "evaluation of risks and liabilities"); *American Int'l Group, Inc.* (avail. Feb. 19, 2004) (proposal to review the effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy excludable as relating to an "evaluation of risks and benefits"). The Company already addresses the risk and potential adverse publicity associated with the sale of small pets in its periodic reports. As noted in the Company's Annual Report on Form 10-K for the year ended February 1, 2009:

> ***"Our business exposes us to claims, litigation and risk of loss that could result in adverse publicity, harm to our brand and impact our financial results.***
>
> We are occasionally subject to claims due to the injury or death of a pet in our stores or while under our care. We may also be subject to claims resulting from the transfer of diseases to other animals, associates and customers in our stores. From time to time we have been subject to class action lawsuits, governmental action, intellectual property infringement claims, product liability claims for some of the products we sell and general liability claims resulting from store based incidents. Any negative publicity or claims relating to any of the foregoing could harm our reputation and business, as well as expose us to litigation expenses and damages."

Since the Proposal requires the creation of a new policy and, in part, focuses on a supposed risk to the Company's reputation, it involves the Company's ordinary business operations and thus is excludable.

II. The Proposal May Be Excluded under Rule 14a-8(i)(5) Because it Relates to Operations Which Account for Less than 5 Percent of the Company's Total Assets, Net Earnings and Gross Sales, and is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) permits the omission of a proposal which relates to operations which account for less than 5% of a company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to a company's business.

The Proposal involves restricting suppliers from purchasing live animals for sale from distributors that have violated or are under investigation for violations of the law. The Company's operations involving the sale of live animals account for less than 5% of its total assets at the end of its most recent fiscal year and less than 5% of its net earnings and gross sales for its most recent fiscal year. The Company has no future plans that will significantly alter these percentages. As such, the relation of the Proposal to the Company's operations does not meet any of the economic tests provided by Rule 14a-8(i)(5).

The Staff has recognized that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Commission Release No. 34-19135 (avail. Oct. 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* The Company's business includes:

- the sale of various types of pet food and supplies;
- complete pet training, education, grooming, styling and adoption services;
- the operation of veterinary hospitals inside many of its stores; and
- the operation of pet boarding and day camp services.

The sale of small animals does not have a significant impact on any other segment of the Company's business and could not reasonably be expected to "subject the Company to significant contingent liabilities."

Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 & n.16 (D.D.C. 1985), in which a proposal relating to the mistreatment of animals, namely the procedure used to force-feed geese for the production of pate de fois gras was "otherwise significantly related" and thus was not excludable. *See also, J.P. Morgan & Co.* (avail. Feb. 5, 1999), in which the Staff concurred that the company could rely on Rule 14a-8(i)(5) to omit a proposal asking it to discontinue banking services with Swiss entities until all claims made by victims of the Holocaust and their heirs were settled and total restitution made, because the company's operations related to Switzerland were less than 5% and the proposal was not otherwise significantly related to the company's business. In addition, in *Hewlett-Packard Co.* (*Reik*) (avail. Jan 7, 2003) the Staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's violation of numerous United Nation Resolutions and human rights violations. The current Proposal has an even more tenuous relationship to the business of the Company given that it would require the Company to monitor the actions and alleged actions of a third party with which the Company does not even have a business relationship.

The Company is aware of the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and of the nation's public policy against "unnecessary cruelty to animals." *See Humane Society of Rochester v. Lyng*, 633 F. Supp. 480 (W.D.N.Y. 1986). With respect to the treatment of animals, the Commission has been unwilling to exclude proposals pursuant to Rule 14a-8(i)(5) which have generally addressed (i) the testing of animals by pharmaceutical companies, cosmetic companies, *see Avon Products*, Inc. (avail. March 30, 1988), and consumer product companies, *see Proctor & Gamble Co.* (avail. July 27, 1988), and (ii) issues such as the "factory farming" of animals by food processors, *see PepsiCo* (avail. Mar. 9, 1990). However, the current Proposal is significantly different as it impacts the Company's ability to purchase animals from suppliers not because of any alleged misconduct or violation of law by such supplier, but because the supplier may in turn have a distributor who has violated or is "under investigation" for violating a law. Furthermore, this would apply to the alleged violation of *any* law, not merely those relating to animal cruelty. Even if the Proponent was granted leave to amend the Proposal to specifically limit the Proposal to laws concerning the treatment of animals the Company respectfully submits that Proposal should still be excluded under the *Wal-Mart I*, *Kmart* and *Warnaco* line of no action letters. Please also see our discussion in Section I.A.

III. The Proposal is Excludable Under Rule 14a-8(i)(3), Because it Contains Materially False or Misleading Statements.

Rule 14a-8(i)(3) of the Exchange Act provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from proxy materials when such proposals and supporting statements contained false or misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See Farmer Bros. Co.* (avail. Nov. 28, 2003); *Monsanto Co.* (avail. Nov. 26, 2003); *Sysco Corp.* (avail. Aug. 12, 2003); *Siebel Sys., Inc.* (avail Apr. 15, 2003). Specifically, the Staff stated in Staff Legal Bulletin No. 14B that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement . . . where [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading . . ." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("***SLB No. 14B***").

Proponent's Resolution

"Resolved, that shareholders request the Board of Directors to require that its suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of the law."

As explained more fully above, Rule 14a-8(i)(3) permits exclusion of a stockholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The Staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certain exactly what actions or measures the proposal requires." See *SLB No. 14B*.

The Staff has regularly permitted exclusion of a proposal where the actions taken by a company to implement the proposal could differ significantly from the actions envisioned by the stockholders voting on the proposal. *See, e.g., Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal because terms used in the proposal would be subject to differing interpretations). In this case, the Proposal requests the board of directors to require that its suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law". By requiring PetSmart to attempt to prohibit its suppliers from purchasing animals for sale from distributors that have violated "the law" or are under investigation for violations of the "the law", while using a supporting statement that focuses exclusively on the neglect and mistreatment of animals, the Proposal is likely to mislead stockholders into believing that a vote in favor of the Proposal is a vote against animal abuse. Aside from the difficulty of determining what means would be required for PetSmart to monitor the actions of parties with whom it has no direct relationship, the Proposal's use of the phrase "the law" is so broad and generic that it would require PetSmart to prohibit its suppliers from dealing with distributors who have violated a law wholly unrelated to the treatment of animals. Thus, the implementation of the Proposal will have an effect likely unintended by stockholders voting in favor of it (e.g. the humane treatment of animals) by asking PetSmart to require its suppliers to cease purchasing from distributors who violate other unrelated laws.

Proponent's Supporting Statements

The Proponent has made the following statements in support of the Proposal which the Company considers to be materially false and misleading in violation of the Commission's proxy rules for the reasons set forth below:

1. Proponent's Statement: *"Retaining a supply chain riddled with systemic neglect is unacceptable by any reasonable standard. It is irresponsible and runs contrary to PetSmart's stated goals."*

The Company has numerous suppliers, each of which deal with various distributors on a daily basis. The Company respectfully advises the Staff that it does not have any direct dealings with U.S. Global Exotics and has not purchased any live animals from U.S. Global Exotics. However, a small number of Company's primary vendors have had limited dealings with U.S. Global Exotics. By claiming that the Company's supply chain is "riddled with systemic neglect" the Proponent suggests that because U.S. Global Exotics was part of a larger supply chain, that animal abuse is pervasive throughout the Company's supply chain. It is false and misleading to suggest that the Company's supply chain is "riddled with systemic neglect" while merely providing factual foundation from one investigation, sponsored by the Proponent, into the behavior of one particular animal distributor. The Company has developed and utilizes programs designed: (1) to ensure vendors raise and transport pets in a humane manner, (2) to ensure the proper care of the pets in its stores, and (3) to educate pet owners on appropriate methods to care for and nurture their pets in order to create a healthy happy home for their new "member of the family." By accusing the Company of condoning systemic animal abuse in its supply chain, with such minimal, insufficient factual foundation, the Proponent's statement directly impugns the character, integrity and reputation of the Company. For the foregoing reasons, the above statement should be excluded.

The Company advises the Staff that it routinely reviews its live animal suppliers at least once per year and such reviews are generally announced to the supplier only a day or two in advance of the visit. In general, the breeding, care and transportation of live animals for commercial sale is regulated by United States Department of Agriculture regulations. The Company believes over the past few years it has significantly upgraded the standards to which its suppliers are required to adhere, to levels in excess of the United States Department of Agriculture regulations. However, the Company does not have control over, nor complete visibility into the entire live animal supply ecosystem, and it is unrealistic and impractical to expect PetSmart to monitor the practices of parties with which it has no relationship.

2. Proponent's Statement: "*Hamsters, gerbils, hedgehogs, chinchillas, ferrets, snakes, lizards, turtles, frogs, and other animals suffered greatly as a result of cruel confinement to severely crowded and filthy enclosures.*"

As stated above, the Company does not have any direct dealings with U.S. Global Exotics and has not purchased any live animals from U.S. Global Exotics. The statement is false and materially misleading because the statement suggests that the Company condones or actively supports a general policy of mistreatment of animals, both of which are completely untrue. In addition, hedgehogs and ferrets, which are among the animals the Proponent names as having been mistreated, are not even sold by the Company. The Proponent's statement implies a systemic problem of crowded and filthy enclosures in the Company's supply chain, which is not true. This broad, unfounded accusation is supported by evidence from only one such distributor in a larger supply chain. Such a broad accusation is extremely likely to mislead stockholders.

3. Proponent's Statement: "*Hundreds of sick, injured, and dying mammals, reptiles, and amphibians were routinely put in a chest freezer to die, with some surviving for hours before succumbing, including a squirrel whose neck had been severely lacerated and a chinchilla bleeding from a prolapsed rectum.*"

The statement directly impugns the character, integrity, reputation and moral standing of the Company by using such inflammatory language. The Company does not knowingly order animals from suppliers that utilize substandard shipping conditions. Further, the Company does not sell squirrels, and thus the description of the poor squirrel that suffered a horrible death is misleading and inflammatory. The Proponent's statement only describes one of the many distributors in a very large ecosystem of suppliers and distributors, and one with which the Company has had no relationship and no ability to control or influence. By providing evidence from one distributor that has engaged in the abuse of animals and characterizing that as representative of the Company's entire supply chain, the Proponent attributes pervasive cases of cruelty, neglect, and improper care to all of the Company's suppliers and to PetSmart itself. In their entirety, the statements create a materially false and misleading impression of PetSmart, its policies and practices, and the policies and practices of its suppliers.

4. Proponent's Statement: "*A shipment of 30 wallabies received from New Zealand in cramped, filthy wooden boxes contained the remains of at least two animals. The survivors, petrified around humans and in obvious distress, were confined to a barren room.*"

This statement is false and materially misleading because the Company does not even sell wallabies. By attempting to include a description of the mistreatment of wallabies, the Proponent is attempting to insinuate that the Company sells wallabies and itself engages in, or actively supports, the mistreatment of animals. Such an insinuation directly impugns the character, integrity, reputation and moral standing of the Company.

5. Proponent's Statement: *"Exotic animals–some endangered–were continually confined in cramped cages that deprived them of the opportunity to walk, exercise, and maintain normal muscle mass. Some exotic mammals were kept inside barren bins, wire bird cages, and dungeon-like metal troughs, sometimes for months or years, leading to abnormal, stress-induced neurotic behaviors such as incessant pacing, frantic clawing, and fighting for space and food."*

As with the previous statement, this statement is false and materially misleading because the Company does not generally sell what would be considered exotic animals, let alone endangered animals, as that would be illegal under various federal laws and regulations. By citing the neglect of exotic and endangered animals as a proper impetus for the adoption of the Proposal, the Proponent misleads stockholders. The fact that one distributor of animals with whom some of the Company's suppliers have had limited transactions has engaged in the wrongful neglect of animals, while abhorrent, does not compel the adoption of a proposal that would require the Company to not only monitor its direct suppliers, but also any distributors to such suppliers, and further to do so to an extent as to determine whether such a distributor has broken or is suspected of breaking *any* law.

6. Proponent's Statement: *"Many iguanas and lizards were never unpacked upon arrival. They perished by the hundreds inside mesh bags and 'shipping cups'."*

This statement is another attempt to sound an alarm in the minds of shareholders to the mistreatment of reptiles, including iguanas, while, in actuality, the Company does not sell iguanas. In fact, the Company discontinued the sale of iguanas years ago, despite the fact that they were the Company's top selling reptile, as the Company believed that customers were, in general, unaware of the size to which iguanas can grow and the special care iguanas can require, thereby resulting in pet abandonment. While the Company has shown its concern for iguanas by discontinuing their sale, the Proponent's statement implies that the Company is involved with the abuse of iguanas that has caused them to "perish by the hundreds". The statement directly impugns the character, integrity, reputation and moral standing of the Company and is both false and misleading.

Summary

In summary, for all the above stated reasons, the statements should be excluded from the Proposal. As described above, the Proposal lacks specificity, fails to define key terms and contains vague and ambiguous references. As a result, neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require. Furthermore, any action taken by the Company could differ significantly from the actions envisioned by stockholders voting on the Proposal. Accordingly, the Company believes the Proposal is vague and indefinite, and materially false and misleading in violation of Rule 14a-9 and may be excluded under Rule 14a-8(i)(3).

Due to the numerous materially false and misleading statements contained in the Proposal, the Company believes attempting to correct and edit the Proposal would be fruitless,

Cooley
GODWARD KRONISH LLP

and therefore the Proposal should be completely excluded. The Company respectfully submits that the Proposal may be excluded by virtue of Rule 14a-8(i)(3) and the Staff should not allow the defects in the Proposal to be corrected by amendment.

In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we respectfully request the Staff recommend the exclusion of the statements specifically discussed above. In the event the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person purportedly acting on behalf of the Proponent, are subject to complete exclusion by the Company if they cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d) of the Exchange Act.

CONCLUSION

Based on the foregoing, we hereby respectfully request the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2010 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be pleased to provide you with any additional information and answer any questions you may have regarding this subject. Please do not hesitate to call me at (650) 843-5059 or Robert J. Brigham at (650) 843-5053, if we can be of any further assistance in this matter.

Sincerely,



John T. McKenna

cc: Emily Dickinson, Esq. – *PetSmart, Inc.*
J. Dale Brunk, Esq. – *PetSmart, Inc.*
Robert J. Brigham, Esq. – *Cooley Godward Kronish LLP*

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Cooley
GODWARD KRONISH LLP

JOHN T. MCKENNA
(650) 843-5059
jmckenna@cooley.com

EXHIBIT A

2010 Shareholder Resolution

RESOLVED, that shareholders request the Board of Directors to require that its suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of the law.

Supporting Statement

A 2009 PETA undercover investigation of U.S. Global Exotics–a wholesale animal dealer and supplier of animals to PetSmart animal-supplying facilities–uncovered systemic neglect and mistreatment of animals. During the seven-month investigation, a pattern of cruel treatment of a high volume of animals was documented. As a result, local authorities seized more than 26,000 animals.

The documented abuses include:

- Tens of thousands of animals were housed at any given time with a staff of only three or four people to care for them. Hamsters, gerbils, hedgehogs, chinchillas, ferrets, snakes, lizards, turtles, frogs, and other animals suffered greatly as a result of cruel confinement to severely crowded and filthy enclosures. Hundreds of animals were denied their most basic needs: food, water, veterinary care, and a painless end to their misery.

- Requests for food and basic care for animals–some gravely ill and dying–were not acted upon. Hundreds of sick, injured, and dying mammals, reptiles, and amphibians were routinely put in a chest freezer to die, with some surviving for hours before succumbing, including a squirrel whose neck had been severely lacerated and a chinchilla bleeding from a prolapsed rectum.

- Most animals were wild-caught, taken from their natural habitats in other countries. Animals surviving the grueling journeys faced substandard, deplorable conditions and care and were sometimes kept for days or weeks in pillowcases, shipping boxes, or soda bottles without food or water. A shipment of 30 wallabies received from New Zealand in cramped, filthy wooden boxes contained the remains of at least two animals. The survivors, petrified around humans and in obvious distress, were confined to a barren room.

- Exotic animals–some endangered–were continually confined in cramped cages that deprived them of the opportunity to walk, exercise, and maintain normal muscle mass. Some exotic mammals were kept inside barren bins, wire bird cages, and dungeon-like metal troughs, sometimes for months or years, leading to abnormal, stress-induced neurotic behaviors such as incessant pacing; frantic clawing; and fighting for space and food.


Cooley
GODWARD KRONISH LLP

- Many iguanas and lizards were never unpacked upon arrival. They perished by the hundreds inside mesh bags and "shipping cups". At least 12,000 turtles sat boxed up for weeks in the facility's warehouse, deprived of food, water, light, and adequate ventilation. In one day, 657 turtles were recorded on the facility's dead list.

PetSmart's motto is, "We love to see happy, healthy pets." Retaining a supply chain riddled with systemic neglect is unacceptable by any reasonable standard. It is irresponsible and runs contrary to PetSmart's stated goals. Given that these issues have resulted in negative media attention and public outcry against PetSmart, it is in shareholders' best interests to vote in favor of this proposal.